Exhibit 3.1

ROSS MILLER
Secretary of State
204 North Carson Street,
[SEAL]	Ste 1
Carson City, Nevada
89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Change Pursuant	Filed in the office of	Document Number
to NRS 78.209		20090237125-11
	/s/ Ross Miller	Filing Date and Time

	Ross Miller	03/11/2009 2:49 PM
	Secretary of State	Entity Number
	State of Nevada	C11050-1994
Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations
1. Name of corporation:
Assisted Living Concepts, Inc.
2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.
3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:
400,000,000 shares of Class A Common Stock, 75,000,000 shares of Class B Common Stock, and 25,000,000 shares of Preferred Stock, all of the shares with par value of $0.01 per share.
4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:
80,000,000 shares of Class A Common Stock, 15,000,000 shares of Class B Common Stock, and 25,000,000 shares of Preferred Stock, all of the shares with par value of $0.01 per share.
5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:
One share of Class A Common Stock for each five shares of the same class; one share of Class B Common Stock for each five shares of the same class.
6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:
Shares of Class A Common Stock and Class B Common Stock that would otherwise become a fractional share will be purchased by Assisted Living Concepts, Inc. (the “Company”) for cash. For additional information, see Exhibit A attached hereto and incorporated herein.
7. Effective date of filing: (optional) 3/16/09
8. Signature: (required) (must not be later than 90 days after the certificate is filed)

/s/ Eric B. Fonstad	Senior Vice President, General Counsel & Secretary

Signature of Officer	Title

EXHIBIT A
TO
CERTIFICATE OF CHANGE PURSUANT TO
NRS 78.209
OF
ASSISTED LIVING CONCEPTS, INC.
6.	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: (CONTINUED)
Shares of Class A Common Stock and Class B Common Stock that would otherwise become a fractional share will be purchased by Assisted Living Concepts, Inc. (the “Company”) for cash. Less than 1% of the outstanding Class A Common Stock and Class B Common Stock, respectively, is affected thereby.
In lieu of issuing fractional shares of Class A Common Stock, any shares of Class A Common Stock that would otherwise become a fractional share as a result of the reverse split will be purchased by the Company at a price equal to such fraction times the average closing price of the Class A Common Stock as reported on the New York Stock Exchange (the “NYSE”) for the five trading days immediately preceding March 17, 2009.
In lieu of issuing fractional shares of Class B Common Stock, any shares of Class B Common Stock that would otherwise become a fractional share as a result of the reverse split will be purchased by the Company at a price equal to 1.075 times such fraction times the average closing price of the Class A Common Stock as reported on the NYSE for the five trading days immediately preceding March 17, 2009.